EXHIBIT 99.C

RECENT TRANSACTIONS BY THE REPORTING PERSONS IN THE SECURITIES OF HILLTOP HOLDINGS INC.

Reporting Person	Date of Transaction	Description of Transaction	Shares Acquired	Shares Disposed	Price Per Share
Gerald J. Ford	05/22/2025	Reinvestment of Dividends	1,530.3647		$ 0
Gerald J. Ford	06/30/2025	Grant of shares of Common Stock Pursuant to the Hilltop Holdings Inc. 2020 Equity Incentive Plan	474		$ 0
Gerald J. Ford	06/30/2025	Gift of shares of Common Stock to Turtle Creek Revocable Trust		474	$ 0
Turtle Creek Revocable Trust	06/30/2025	Gift of shares of Common Stock from Gerald J. Ford	474		$ 0